Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 26, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On August 26, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated August 25, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
August 26, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Eleventh Meeting of the Second

Session of the Board of Supervisors

The eleventh meeting (the “Meeting”) of the second session of the Board of Supervisors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2008 at the conference room located at 29F of the headquarters of the Company. The supervisors were notified of the Meeting by way of a written notice dated August 14, 2008. All of the 5 supervisors of the Company attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of the Company.

The Meeting was presided over by Chairman of the Board, Ms. Xia Zhihua. The presented supervisors passed the following resolutions after sufficient review and discussion:

A. Passed the A Share Semi-Annual Report for the Year of 2008 (the “A Share Report”) and H Share Interim Report for the Year of 2008 (the “H Share Report”) of the Company

The Board considered that:

a. The preparation and review procedures of the A Share Report and the H Share Report of the Company are in conformity with provisions under relevant laws, regulations and Articles of Association and internal management regulations of the Company.

b. The content and form of the A Share Report and the H Share Report of the Company are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein will truly, accurately and completely reflect, in every respect, the financial conditions and operation result of the Company in the first half year of 2008.

c. Before the Board put forward the aforesaid comments, no activity violating the confidentiality provisions by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company was detected.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

B. Passed the Audit Report on the Related Party Transactions of 2007 of the Company

Voting result: 5 for, 0 against, with no abstention

C. Passed the Proposal on the Convening of the Twelfth Meeting of the Second Session of the Board of Supervisors

Voting result: 5 for, 0 against, with no abstention

Supervisors of the Company also discussed at the Meeting the Implementation Plan of the Research Work of the Board in 2008.

Board of Supervisors of China Life Insurance Company Limited

August 25, 2008